DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com Nicole Daley nicole.daley@dlapiper.com T 480.606.5122 F 480.606.5522
September 10, 2012	OUR FILE NO. 382102-000003

Via EDGAR and by Courier

Era Anagnosti

Jessica Dickerson

United States Securities and Exchange Commission

Mail Stop 3720

100 F Street NE

Washington, D.C. 20549

Re:      Clean Diesel Technologies, Inc.
Registration Statement on Form S-3
Filed August 9, 2012 File No. 333-183204

Dear Ms. Anagnosti and Ms. Dickerson:

On behalf of Clean Diesel Technologies, Inc. (the “Company”), this letter responds to the legal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered via letter dated August 23, 2012 to Rori M. Ridley, General Counsel of the Company, and via telephone call to Nicole Daley on August 27, 2012, regarding the Registration Statement on Form S-3, File No. 333-183204 (the “Registration Statement”), filed by the Company on August 9, 2012.  This letter sets forth each comment of the Staff and, following each comment, sets forth the Company’s response.  We are enclosing a copy of Amendment No. 1 to the Registration Statement, together with a copy that is marked to show the changes from the initial Registration Statement.

General

Staff Comment:

1.         It appears that the offering is being made in reliance upon General Instruction I.B.3 of Form S-3 which covers, among other things, security offerings of “outstanding” securities for the account of any person other than the issuer. Supplementally, please explain to us why it is appropriate to register the resale of common stock underlying the restricted stock units at this time, provided that prior to vesting, Mr. Breese “will have no right to payment of [the RSUs],” and that prior to payment, the RSUs “will represent an unsecured obligation” of the company (refer to Section 4 of Exhibit 10.37 to your latest annual report). In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website.

Company Response:

In response to the Staff’s comment, the inducement award restricted share units (“RSUs”) that will be registered pursuant to the Registration Statement are outstanding securities as of the date they were granted to Mr. Breese, and represent the right to receive one share of the Company’s common stock for each RSU that vests in accordance with the award agreement (the “Award”).  As explained below, a private “sale” of securities occurred on the date of grant and the Registration Statement covers the resale of the shares of common stock issuable when those securities vest.

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Era Anagnosti

Jessica Dickerson

United States Securities and Exchange Commission

September 10, 2012

RSUs “generally have the same types of vesting conditions as restricted stock awards but do not involve the issuance of common stock in the grantee’s name until the vesting conditions have been met (making a restricted stock unit similar to phantom stock).”  Romeo & Dye, Section 16 Treatise and Reporting Guide, § 3.03[3][q] (2012).  While common stock is not actually issued and outstanding until an RSU vests and common stock is issued as settlement or payment, the RSU itself is a security that is subject to the Securities Act of 1933, as amended (the “Securities Act”).  See, e.g., UnionBanCal Corporation, SEC No-Action Letter (November 8, 2010) and Verint Systems Inc., SEC No-Action Letter (May 24, 2007).

Section 5 of the Securities Act prohibits the sale of a security through interstate commerce unless a registration statement is in effect with respect to such security (or an exemption is available).  The Division of Corporate Finance has taken the position that it will not recommend enforcement action to the Commission under Section 5 in instances where awards of RSUs are made without registration to a “broad class of employees who have not individually negotiated the terms or conditions of the awards.”  UnionBanCal Corporation.  The rationale underlying this position is that such grants of RSUs do not constitute a “sale” for purposes of Section 2(a)(3) of the Securities Act.  See SEC Release No. 33-6188 (Feb.11, 1980).  For an award of RSUs to potentially be a sale of securities subject to Section 5 of the Securities Act, RSUs must necessarily be securities.

The grant of RSUs to Mr. Breese was made as an inducement award pursuant to NASDAQ Listing Rule 5635(c)(4).  In contrast to the RSUs awarded to employees in UnionBanCal Corporation and Verint Systems, Inc., Mr. Breese’s RSUs were individually bargained for as a condition to his acceptance of employment by the Company and he made an irrevocable investment decision at the time they were awarded to him.  (Compare Verint Systems, Inc., in making its case that its grants of RSUs would not constitute “sales” under Section 5 of the Securities Act:  “in an effort to avoid any possibility that a recipient could have negotiated his or her participation in the Grant as a condition of accepting employment, only non-management employees hired by the Company prior to March 27, 2006 would be eligible to participate.”)  See also, Footnote 84 to SEC Release No. 33-6188 (“With respect to stock awarded to, or acquired by, employees pursuant to individual employment arrangements, the staff generally has concluded that such arrangements involve separately bargained for consideration, and that a sale of the stock has occurred.”).

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Era Anagnosti

Jessica Dickerson

United States Securities and Exchange Commission

September 10, 2012

The conditions set forth by the Staff to establish that a grant of RSUs is not a sale were not satisfied by the Company’s grant of RSUs to Mr. Breese; therefore, a sale of securities occurred at the time the RSUs were granted, and securities are outstanding as of such date.  The “sale” that occurred upon the grant of RSUs to Mr. Breese was made pursuant to the private placement exemption under Section 4(2) of the Securities Act and Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

An RSU is a derivative security pursuant to Rule 16a-1(c) under the Exchange Act, because it “represents a right to receive stock in the future upon the grantee’s satisfaction of vesting conditions [and] derives its value from the value of the underlying stock.”  Romeo & Dye, Section 16 Treatise and Reporting Guide, § 3.03[3][q] (2012).  Like securities convertible into or exercisable for common stock, an acquisition of RSUs is generally reportable in Table II of Form 4 at the time of grant (but may be reported in Table I if the RSUs may be settled solely in cash).  Romeo & Dye, Section 16 Forms and Filings Handbook, Model Form 121.  When a grant of RSUs is reported in Table II, “the later settlement of the RSUs for common stock generally is reportable on Form 4 as the exercise or conversion of a derivative security.”  Id.  See also Lincoln National Corp., SEC No-Action Letter (March 20, 1992) (Q.5).  Mr. Breese reported his acquisition of RSUs in Table II of Form 4 on March 9, 2012, and when shares of common stock are issued upon vesting and settlement of the RSUs, he will report in Table I the exercise or conversion of derivative security exempted pursuant to Rule 16b-3 of the Exchange Act.

General Instruction I.B.3 of Form S-3 applies to transactions involving secondary offerings and covers the registration of outstanding securities, including convertible securities, for the account of any person other than the issuer.  In Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretations, the Commission stated that where a company had privately placed convertible securities in reliance on the exemption provided by Section 4(2), and the securities were convertible into common stock, the company could use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities.  In accordance with the Commission’s guidance set forth in Question 139.10, the Company used the Registration Statement on Form S-3 to register the resale of common stock prior to its issuance upon the vesting and settlement of Mr. Breese’s RSUs. 1

1 The Company acknowledges that Form S-8 is not available for the resale of the common stock issuable upon vesting and settlement of the RSUs.  Generally, a registration statement must be on file before an option is exercisable for the entire offering to be a public offering (because a later filing would convert a private offering into a public offering, which is inconsistent with Section 5 of the Securities Act).  Pursuant to the Commission’s guidance set forth in Question 126.02 of the Securities Act Forms Compliance and Disclosure Interpretations, the only exception to this position is with respect to Form S-8, in which shares underlying an option are permitted to be registered at any time before the option is exercised, without regard to when the option became exercisable.  This position applies only to options because the investment decision is made at the time the optionee elects to exercise the option.   In the case of RSUs granted as an inducement award, on the other hand, the determination to accept RSUs is a negotiated term of the employment agreement and, accordingly, the investment decision is made prior to the time the RSUs vest and are settled.  Therefore, for inducement award RSUs to be registered on Form S-8, the Form S-8 must be filed prior to the grant of the RSUs.

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Era Anagnosti

Jessica Dickerson

United States Securities and Exchange Commission

September 10, 2012

For the reasons set forth above, the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations does not apply in this instance.  Rather, Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretations applies, because a primary sale occurred when the inducement award RSUs were granted to Mr. Breese as an inducement award, and the Registration Statement covers the resale of common stock to be issued upon vesting and settlement of outstanding securities.  If the RSUs granted to Mr. Breese are not outstanding convertible securities that were sold as of the date of grant, the result would be that the resale of the common stock could not be registered on Form S-3 until RSUs vest and shares of common stock are issued to Mr. Breese, which would require the Company to file nine separate registration statements, one for each time that RSUs vest under the Award.

With respect to the Staff’s concern regarding the language in the Award, the Award provides that prior to the vesting of the RSUs, Mr. Breese has no right to payment of such RSUs.  “Payment” is intended to refer solely to the issuance of one share of common stock as settlement for each RSU that vests (as opposed to other types of RSUs that may be “paid” or settled in cash), and is not meant to suggest that RSUs are not in fact issued and outstanding prior to vesting.  Similarly, the language that “[p]rior to actual payment of any vested [RSUs], such [RSUs] will represent an unsecured obligation” is intended to describe the nature of Company’s obligation after RSUs have vested but before shares of common stock have been issued as “payment” (which, under Section 8 of the Award, is to occur as soon as possible following vesting, but in any event within two and one-half months of the end of the Company’s tax year in which vesting occurs).  During any interim period between vesting of RSUs and “payment” or settlement in shares, the Company has an unsecured obligation to issue the shares.  To reduce any confusion going forward, the Company’s future award agreements with respect to RSUs will refer to “settlement” of RSUs rather than “payment.”

Undertakings, page II-2

Staff Comment:

2.         Please revise your disclosure to remove as inapplicable the undertakings relating (i) to offerings made in reliance upon Rule 430B, and (ii) to the initial distribution of securities. Please include the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K.

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Era Anagnosti

Jessica Dickerson

United States Securities and Exchange Commission

September 10, 2012

Company Response:

In response to the Staff’s comment, the Company has made the requested revisions in Amendment No. 1 to the Registration Statement.

Exhibit Index

Staff Comment:

3.         Please tell us what consideration you gave to filing Mr. Breese’s New Employee Inducement Award Agreement as an exhibit to the registration statement.

Company Response:

In response to the Staff’s comment, we considered filing Mr. Breese’s New Employee Inducement Award Agreement with the Registration Statement, but noted that it had been filed with the Company’s Annual Report on Form 10-K as Exhibit 10.37, and material contracts are not among the exhibits to be included on Form S-3.  In light of the Staff’s comment, however, the Company has incorporated the Award by reference as Exhibit 4.1 to Amendment No. 1 of the Registration Statement.

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Era Anagnosti

Jessica Dickerson

United States Securities and Exchange Commission

September 10, 2012

If you have any questions, please do not hesitate to contact me at the address and telephone number listed above.

Very truly yours,

DLA Piper LLP (US)

/s/ Nicole Daley

Nicole Daley

Of Counsel

ND:sgh

Enclosures

cc:       Rori M. Ridley, Esq.
General Counsel
Clean Diesel Technologies, Inc.

cc:       Steven D. Pidgeon
DLA Piper LLP (US)

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